March 27, 2009

Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E., Stop 7010
Washington, D.C. 20549

Attn:	Mr. Rufus Decker, Accounting Branch Chief
Mr. Dietrich King, Staff Attorney
Mr. Jeffrey Gordon, Staff Accountant.

RE:	Form 10-K for the fiscal year ended July 31, 2008
Form 10-Q for the fiscal quarter ended October 31, 2008
Schedule 14A filed October 31, 2008
File No. 1-12622

Gentlemen:

This letter sets forth the response of Oil-Dri Corporation of America (referred herein as “we”, “us” or the “Company”) to the comments on the above-referenced filings provided by the Staff of the Division of Corporate Finance of the Securities and Exchange Commission by letter dated February 25, 2009.  The Staff’s comments are restated below in bold italics type, and are followed by our responses.  As we discussed with Jeff Gordon of the Staff on March 3, 2009, we will supplement this response with respect to Comments 5, 8 and 9 by April 15, 2009.

FORM 10-K FOR THE YEAR ENDED JULY 31, 2008

General

1.
Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like.  These revisions should be included in your future filings.

Response:

Where appropriate, we have provided as part of our responses below proposed additional disclosures or other revisions to be made in our future periodic filings, including our future interim filings.  We also note herein where changes were made in our Form 10-Q for the fiscal quarter ended January 31, 2009 filed with the SEC on March 10, 2009.  For those responses in which revised or enhanced disclosure is provided in response to the Staff’s comments, the changes have been italicized in bold type for your benefit.  We believe we have provided adequate disclosure in our past filings; however, as described in more detail below, we plan to continue to further enhance our disclosure as appropriate in future filings.

2.
Please correct your commission filing number on the cover of your filings to read 001-12622, which was assigned in conjunction with your filing of the Form 8-A registration statement on November 24, 1993.

Response:

We corrected the cover page of our Form 10-Q for the fiscal quarter ended January 31, 2009, which was filed with the SEC on March 10, 2009, and will use the correct file number on all future filings.

3.
We note that your website and some press releases refer to or use the terms such as “quality mineral reserves” in excess of 500 million tons.  If you continue to make references on your web site or press releases to reserve measures other than those recognized by the SEC, please accompany such disclosure with the following cautionary language or provide a legal disclaimer tab or page:

Cautionary Note to U.S. Investors – The United States Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce.  We use certain terms on this website (or press release), such as “measured,” “indicated,” and “inferred” “resources,” which the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC.  U.S. Investors are urged to consider closely the disclosure in our form 10-K which may be secured from us, or from our website at http://www.sec.gov/edgar.shtml.

Response:

We have removed from our website the reference to “500 million tons of quality mineral reserves”.  In the future we do not intend to reference measures other than those recognized by the SEC on our website or in press releases; however, if we find it necessary to use such descriptions, we will accompany such disclosures with the specified cautionary language or provide a legal disclaimer tab or page.

Item 1 – Business, page 5

4.
We note you only disclose your proven reserves in this first section.  Please provide disclosure of both your proven and probable reserves.  Please note combining the proven and probable reserve categories is contrary to the explicit guidance of Industry Guide 7, which provides that reserves may be combined as “proven and probable” only if proven and probable reserves cannot be readily segregated.

Response:

As requested, we will provide disclosure of both our proven and probable reserves in applicable future filings.  For illustrative purposes, our Form 10-K for the fiscal year ended July 31, 2009 will include disclosure similar to the following:

Item 1 -  Business

Reserves

We mine sorbent materials, commonly known as fuller’s earth, on leased or owned land near our manufacturing facilities in Mississippi, Georgia, Illinois and California; we also have reserves in Nevada, Oregon and Tennessee.  We estimate that our proven reserves of these sorbent materials aggregate approximately 157,234,000 tons and our probable reserves aggregate approximately 129,446,000 tons.  Based on our rate of consumption during the 2008 fiscal year, and without regard to any of our reserves in Nevada, Oregon and Tennessee, we consider our proven reserves adequate to supply our needs for over 40 years.  Although we consider these reserves to be extremely valuable to our business, only a small portion of the reserves, those which were acquired in acquisitions, are reflected at cost on our balance sheet.

5.
For the reserves that are disclosed for your property, please forward to our engineer, as supplemental information and not as part of your filing, your information that establishes the legal, technical, and economic feasibility of your materials designated as reserves, as required by Section C of Industry guide 7 pursuant to Rule 12b-4 of the Exchange Act.  The information requested may include, but is not limited to:

•	Property and geologic maps
•	Description of your sampling and assaying procedures
•	Drill-hole maps showing drill intercepts
•	Representative geologic cross-sections and drill logs
•	Description and examples of your cut-off calculation procedures
•	Cutoff grades used for each category of your reserves and resources
•	Justifications for the drill hole spacing used to classify and segregate proven and probable reserves
•	A detailed description of your procedures for estimating reserves
•	Copies of any pertinent engineering or geological reports, and executive summaries of feasibility studies or mine plans which including the cash flow analyses
•	A detailed permitting and government approval schedule for the project, particularly identifying the primary environmental or construction approval(s) and your current location on that schedule.

To minimize the transfer of paper, please provide the requested information on a CD, formatted as Adobe PDF files and provide the name and phone number for a technical person our engineer may call, if he has technical questions about your reserves.  An executive summary, commonly found with most feasibility studies generally provides the necessary information for this part of the review.  In the event your company desires the return of this supplemental material, please make a written request with the letter of transmittal and include a pre-paid, pre-addressed shipping label to facilitate the return of the supplemental information.  Please note that you may request the return of this information pursuant to the provisions of Rule 418(b).  If there are any questions concerning the above request, please phone Mr. George K. Schuler, Mining Engineer at (202) 551-3718.

Response:

We are communicating with Mr. George Schuler, Mining Engineer, of the SEC Staff regarding this comment and intend to provide, as supplemental information pursuant to Rule 12b-4 and not as part of our filing, the information requested by April 15, 2009.  All such information will be furnished to the Staff under separate cover on a confidential and supplemental basis pursuant to Rule 12b-4 under the Securities Exchange Act of 1934 and will not be filed electronically with the Commission.  In accordance with such Rule, we respectfully requests that such materials be returned to us promptly following completion of the Staff’s review.  In addition, we respectfully request that the Commission afford confidential treatment under the Freedom of Information Act to such information pursuant to the provisions of 17 C.F.R. Section 200.83.

Mining Operations, Page 9

6.	Please disclose your annual production as required by Regulation S-K, Instructions to Item 102, Part 3.

Response:

As requested, we will provide disclosure regarding our annual production in applicable future filings.  For illustrative purposes, our Form 10-K for the fiscal year ended July 31, 2009 will include disclosures similar to the following:

Item 2 - Properties:

We have no mortgages on the real property we own.  The Mississippi, Georgia, Tennessee, Nevada, California and Illinois properties are primarily mineral in nature.  These locations produced approximately XXX,000 tons in fiscal 2009, 995,000 tons in fiscal 2008 and 940,000 tons in fiscal 2007.  Parcels of such land are also sites of manufacturing facilities operated by us.  The Illinois land also includes the site of our research and development facility.  We own approximately one acre of land in Laval, Quebec, Canada, which is the site of the processing and packaging facility for our Canadian subsidiary.

Item 1A – Risk Factors, Page 11

7.
In future filings containing risk factor disclosure, please refrain from using qualifying or limiting statements in the introductory paragraph, such as references to other risks that you do not currently deem material or of which you are currently unaware.  In view of the requirements of Item 503(c) of regulation S-K, such qualifications and limitations are inappropriate.  Your risk factor disclosure should address all of the material risks that you face.  If you do not deem risks material, you should not make reference to them.

Response:

As requested, in future filings containing risk factor disclosure, we will refrain from using qualifying or limiting statements in the introductory paragraph.  All risks we deemed as material were specifically disclosed in Item 1A Risk Factors in our Form 10-K filed for the fiscal year ended July 31, 2008.  For illustrative purposes, our Form 10-K for the fiscal year ended July 31, 2009 will include an introductory paragraph to the risk factor disclosure similar to the following:

In addition to the other information in this report and our other filings with the SEC, you should carefully consider the risks described below.  If any of the following risks occur, our business, financial condition or operating results could be materially and adversely affected.

Item 2 – Properties, page 18

8.
Please disclose the information required under paragraph (b) of Industry Guide 7 for all your material properties listed under this heading.  For any properties identified that are not material, please include a statement to that effect, clarifying your intentions.  For each material property, include the following information:

•	The location and means of access to your property, including the modes of transportation utilized to and from the property.
•	A brief description of the rock formations and mineralization of existing or potential economic significance on the property.
•	A description of any work completed on the property and its present condition.
•	The details as to modernization and physical condition of the plant and equipment, including subsurface improvements and equipment.
•	A description of equipment, infrastructure, and other facilities.
•	The current state of exploration of the property.
•	The total costs incurred to date and all planned future costs.
•	The source of power and water that can be utilized at the property.
•	If applicable, proved a clear statement that the property is without known reserves and the proposed program is exploratory in nature.
You may refer to Industry Guide 7, paragraphs (b) (1) through (5), for specific guidance pertaining to the foregoing, available on our website at the following address:www.sec.gov/about/forms/industryguides.pdf.

Response:

We are communicating with Mr. George Schuler, Mining Engineer, of the SEC Staff regarding this comment and intend to provide our response by April 15, 2009.  We will include in our Form 10-K for the fiscal year ended July 31, 2009, and in other applicable filings in the future, any disclosures that are determined appropriate.

9.
Please insert a small-scale map showing the location and access to each material property, as required by Instruction 3(b) to item 102 of Regulation S-K.  Please note the EDGAR program now accepts Adobe PDF files and digital maps, so please include these maps in any amendments that are uploaded to EDGAR.  It is relatively easy to include automatic links at the appropriate locations within the document to GIF or JPEG files, which will allow figures and diagrams to appear in the right location when the document is viewed on the Internet.  For more information, please consult the EDGAR manual, and if additional assistance is required, please call File Support at (202) 551-3600 for Post-Acceptance Filing Issues or (202) 551-8900 for Pre-Acceptance Filing Issues.  We believe the guidance in Instruction 3(b) of Rule 102 of Regulation S-K would generally require maps and drawing to comply with the following features:

•	A legend or explanation showing, by means of patter or symbol, every pattern or symbol used on the map or drawing.
•	A graphical bar scale should be included. Additional representations of scale such as “one inch equals one mile” may be utilized provided the original scale of the map has not been altered.
•	A north arrow.
•	An index map showing where the property is situated in relationship to the state or province, etc., in which it was located.
•	A title of the map or drawing, and the date on which it was drawn.
•	In the event interpretive data is submitted in conjunction with any map, the identity of the geologist or engineer that prepared such data.
Any drawing should be simple enough or of sufficiently large scale to clearly show all features on the drawing.

Response:

We are communicating with Mr. George Schuler, Mining Engineer, of the SEC Staff regarding this comment and intend to provide our response by April 15, 2009.  We will include in our Form 10-K for the fiscal year ended July 31, 2009, and in other applicable filings in the future, any disclosures that are determined appropriate.

Item 6 – Selected Financial Data, page 22

10.	Please also present your basic earnings per common share as well as cash dividends declared per common share for each of the last five fiscal years. See Item 301 of Regulation S-K.

Response:

As requested, we will present in our Selected Financial Data table in applicable future filings information regarding our basic earnings per common share and cash dividends declared per common share for each of the last five fiscal years.  For illustrative purposes, our disclosure in Item 6 – Selected Financial Data in our Form 10-K for the fiscal year ended July 31, 2009 will include the additional rows under the captions indicated similar to the following:

ITEM 6 – SELECTED FINANCIAL DATA

Five Year Summary of Financial Data
(in thousands except for per share
Amounts)
	Fiscal Year Ended July 31,
	2008	2007	2006	2005	2004
Net Income per Share
Basic Common	$1.38	$1.22	$0.83	$1.02	$0.78
Basic Class B Common	$1.11	$0.90	$0.61	$0.76	$0.59
Important Highlights
Dividends Declared per Common Share	$0.5300	$0.4900	$0.4000	$0.3400	$0.3200
Dividends Declared per Class B Common Share	$0.3975	$0.3675	$0.2800	$0.2600	$0.2400

Item 7 – Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 23

11.
Based on your disclosures here and on page 50, both your senior promissory notes and your revolving credit agreement contain covenants that require you to maintain a minimum fixed coverage ratio and a minimum consolidated net worth, among other restrictions.  It also appears that your other classes of debt contain various covenants.  If it is reasonably possible that either you will not be in compliance with any of your material debt covenants or that your available borrowings will be impacted, please disclose the required ratios/amounts as well as the actual ratios/amounts as of each reporting date.  This will allow readers to understand how much cushion there is between the required ratios/amounts and the actual ratios/amounts.  Please also consider showing the specific computations used to arrive at the actual ratios/amounts with corresponding reconciliations to US GAAP amounts, if necessary.  See Sections I.D and IV.C of the SEC Interpretive Release No. 33-8350 and Question 10 of our FAQ Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003.

Response:

We have procedures in place such that our management reviews compliance with our debt covenants on an ongoing basis, including presentation of relevant calculations quarterly to our Audit Committee.  At the time of the filing of our Form 10-K for the fiscal year ended July 31, 2008 and through our latest fiscal quarter ended January 31, 2009, we were in compliance with all of our material debt covenants.  In addition, based upon our financial forecasts for a reasonably foreseeable timeframe, we did not believe it was reasonably possible that we either would not be in compliance with any material debt covenants or that our available borrowings would be impacted.  Accordingly, we consider the disclosures in our Management Discussion and Analysis were adequate in our Form 10-K for the fiscal year ended July 31, 2008 and in our Form 10-Q filings for the fiscal quarters ended October 31, 2008 and January 31, 2009.

We will continue to assess these considerations when preparing disclosures in applicable future SEC filings.  If we determine that it is reasonably possible that either we will not be in compliance with any of our material debt covenants or that our available borrowings will be adversely impacted, we will disclose the required ratios/amounts as well as the actual ratios/amounts as of the applicable reporting date in the discussion of our Liquidity and Capital Resources.

Item 8 – Financial Statements and Supplementary Data, page 37

Consolidated Statements of Stockholders’ Equity and Other Comprehensive Income, page 40

12.
You have included the adoption of SFAS 158 in arriving at total comprehensive income for the year ended July 31, 2007.  The transition provision of SFAS 158 require you to record any previously unrecognized gains or losses, prior service costs or credits and transition assets or obligations as a direct adjustment to the ending balance of accumulated other comprehensive income and not as a component of comprehensive income for the year of adoption.  Refer to paragraphs 16(a) and A7 of SFAS 158.  Please revise your presentation in future filings accordingly.  Please also ensure that you include a footnote that describes the revision and shows the previously reported and revised amounts.

Response:

The Consolidated Statements of Stockholders’ Equity and Other Comprehensive Income in our Form 10-K for the fiscal year ended July 31, 2009, and in all other applicable filings in the future, will be changed to reflect the SFAS 158 adoption in the year ended July 31, 2007 similar to the following:

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY AND OTHER COMPREHENSIVE INCOME
	Number of Shares		$ Amounts ( in thousands)
	Common & Class B Stock	Treasury Stock	Common & Class B Stock	Additional Paid-In Capital	Retained Earnings	Restricted Unearned Stock Compensation	Treasury Stock	Accumulated Other Comprehensive Income/(Loss)	Total Stockholders' Equity
Balance, July 31, 2006	9,392,702	(2,628,844)	$939	$18,072	$97,390	$(1,308)	$(42,082)	$225	$73,236
Net Income			—	—	7,660	—	—	—	7,660
Cumulative Translation Adjustments			—	—	—	—	—	328	328
Unrealized gain on marketable Securities			—	—	—	—	—	13	13
Total Comprehensive Income									8,001
Adjustment to adopt FAS 158, net of tax (1)			—	—	—	—	—	857	857
Dividends Declared			—	—	(3,117)	—	—	—	(3,117)
Adoption of EITF 04-06 (see Note 1)			—	—	(1,235)	—	—	—	(1,235)
Purchases of Treasury Stock		(873)	—	—	—	—	(16)	—	(16)
Issuance of Stock Under Long-Term Incentive Plans	112,003	18,750	11	992	(195)	—	305	—	1,113
Share-based Compensation			—	1,086	—	—	—	—	1,086
Amortization of Restricted Stock			—	—	—	317	—	—	317
Balance, July 31, 2007	9,504,705	(2,610,967)	$950	$20,150	$100,503	$(991)	$(41,793)	$1,423	$80,242

(1) Presentation of this line has been revised from what was previously reported.  See Note 8.

We will also include in the footnotes to the consolidated financial statements in our Form 10-K for the fiscal year ended July 31, 2009, and in other applicable filings in the future, a disclosure similar to the following:

SFAS 158 required the impact of the adoption of the pronouncement to be reported as an adjustment to the ending balance of accumulated other comprehensive income.  We incorrectly showed the $857,000 adjustment as an amount in arriving at the total comprehensive income for the year ended July 31, 2007 on our Consolidated Statements of Stockholders’ Equity and Other Comprehensive Income included with our consolidated financial statements for the years ended July 31, 2007 and 2008.  The Statement above has been corrected to properly reflect the guidance in SFAS 158.  The table below shows the previously reported and revised presentation.

Consolidated Statements of Stockholders’ Equity and Other Comprehensive Income
(in determination of balances at July 31, 2007)

	Previously Stated		Revised
	Accumulated Other Comprehensive Income/(Loss)	Total Stockholders Equity	Accumulated Other Comprehensive Income/(Loss)	Total Stockholders Equity

Adjustment to adopt FAS 158, net of tax	$857	$857
Total Comprehensive Income		8,858		$8,001
Adjustment to adopt FAS 158, net of tax			$857	857

Note 1 – Summary of Significant Accounting Policies, page 42

General

13.
Please disclose the line item(s) in which you include depreciation and amortization.  If you do not allocate a portion of your depreciation and amortization to cost of sales, please also revise your presentation to comply with SAB Topics 11:B and 7:D, which would include revising the cost of sales title and removing the gross profit subtotal throughout the filing.

Response:

Our cost of sales includes depreciation and amortization costs related to the manufacture of our products.  Our selling, general and administrative costs include non-manufacturing related depreciation and amortization.

In our Form 10-Q for the fiscal quarter ended January 31, 2009, which was filed with the SEC on March 10, 2009, we included (and will include in other applicable filings in the future) disclosures similar to the following:

Item 1.  Notes to Condensed Consolidated Financial Statements

Note 1. Basis of Presentation

Selling, general and administrative expenses include salaries, wages and benefits associated with staff outside the manufacturing and distribution functions, all marketing related costs, any miscellaneous trade spending expenses not required to be included in net sales, research and development costs, depreciation and amortization related to assets outside the manufacturing and distribution processes and all other non-manufacturing and non-distribution expenses.

Item 2.  Management’s Discussion and Analysis of Financial Condition and Results of Operations

Gross profit was further impacted by a 9% increase in non-fuel manufacturing costs, including depreciation and amortization.

In our Form 10-K for the fiscal year ended July 31, 2009 and in all other applicable filings in the future, we will include disclosures similar to the following:

Item 8.  Financial Statements and Supplementary Data

Note 1. Summary of Significant Accounting Policies

Cost of sales

Cost of sales includes all manufacturing and distribution costs, including depreciation and amortization related to assets used in the manufacturing and distribution process, inbound and outbound freight, inspection costs, purchasing costs associated with materials and packaging used in the production processes and warehouse and distribution costs

Selling, general and administrative expenses

Selling, general and administrative expenses include salaries, wages and benefits associated with the staff outside the manufacturing and distribution functions, all marketing related costs, any miscellaneous trade spending expenses not required to be included in net sales, research and development costs, depreciation and amortization related to assets outside the manufacturing and distribution processes and all other non-manufacturing and non-distribution expenses.

Property, Plant and Equipment, page 44

14.
The range of useful lives for your machinery and equipment of two to twenty years is very broad.  Please breakout the machinery and equipment category into smaller components and please disclose the range of useful lives for each revised category.  For categories that still have very broad useful lives, please consider separately discussing the types of assets that fall in each part of the range.

Response:

In our Form 10-K for the fiscal year ended July 31, 2009, and in other applicable filings in the future, we will include disclosures similar to the following:

Item 8.  Financial Statements and Supplementary Data

Note 1. Summary of Significant Accounting Policies

Property, Plant and Equipment

Property, plant and equipment expenditures are generally depreciated using the straight-line method over their estimated useful lives which are listed below.  Major improvements and betterments are capitalized while maintenance and repairs that do not extend the useful life of the applicable assets are expensed as incurred.

Years
Buildings and leasehold improvements	5-30
Machinery and equipment
Packaging	2-20
Processing	3-20
Mining and Other	3-15
Office furniture, computers and equipment	2-10
Vehicles	2-8

Note 3 – Operating Segments, page 48

15.
Please disclose the types of amounts included in the unallocated assets and corporate expenses line items for each period presented, and disclose why these amounts were not allocated to your reportable segments.  See paragraphs 31 and 32 of SFAS 131.  In addition, please discuss in your segment MD&A the business reasons for the changes between periods in the corporate expenses line item.

Response:

In the financial statement footnote regarding operating segments included in our Form 10-K and Form 10-Q filings we disclose that we do not rely on any operating segment asset allocations and we do not consider them meaningful because of the shared nature of our production facilities.  The segment asset allocations provided in our filings are based on the assets for which we can determine a reasonable basis to calculate an estimated allocation to the operating segments.  The unallocated category is the remainder of our total assets for which we do not have a reasonable basis of allocation.  The asset allocation is an estimate and is not a measure used by our chief operating decision maker to make decisions about allocating resources to the operating segments or in assessing their performance.

Likewise, our corporate expenses line item contains costs that do not have a reasonable basis of allocation to the operating segments.  These are primarily corporate management, administrative and other non-operating costs that are in the selling, general and administrative line item on the consolidated financial statements.  We discuss the changes in our selling, general and administrative expenses in our Management Discussion and Analysis under the subheading Consolidated Results.

In the footnotes to the unaudited condensed consolidated financial statements in our Form 10-Q for the fiscal quarter ended January 31, 2009, which was filed with the SEC on March 10, 2009, and in other applicable filings in the future, we will include disclosure similar to the following:

We do not rely on any segment asset allocations and do not consider them meaningful because of the shared nature of our production facilities; however, we have estimated the segment asset allocations below for those assets for which we can reasonably determine.  The unallocated asset category is the remainder of our total assets.  The asset allocation is estimated and is not a measure used by our chief operating decision maker about allocating resources to the operating segments or in assessing their performance.  The corporate expenses line includes primarily certain unallocated expenses including administrative costs, research and development costs and other non-operating expenses.

Item 9A – Controls and Procedures, page 66

16.
You define disclosure controls and procedures as those controls and procedures that are “effective to provide reasonable assurance that information required to be disclosed in [your] Exchange Act reports is recorded, processed, summarized and reported within the time periods specified by the SEC, and that material information related to [you] and [your] consolidated subsidiaries is made known to management, including the CEO and CFO, during the period when [your] periodic reports are being prepared.”  This is an incomplete definition of disclosure controls and procedures per Exchange Act Rules 13a-15(e) and 15d-15(e).  Please revise your definition to also clarify that disclosure controls and procedures include controls and procedures designed to ensure that information required to be disclosed by you in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.  Alternatively, you may simply conclude that your disclosure controls and procedures are effective or ineffective, whichever the case may be.

Response:

As requested we will revise our disclosure in applicable future filings in response to the comment.  For illustrative purposes, our Form 10-Q for the fiscal quarter ended April 30, 2009 will include disclosure similar to the following:

Evaluation of Disclosure Controls and Procedures

Management conducted an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures as of the end of the period covered by this Quarterly Report on Form 10-Q. The controls evaluation was conducted under the supervision and with the participation of management, including our Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”). Based upon the controls evaluation, our CEO and CFO have concluded that, as of the end of the period covered by this report, our disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed in our Exchange Act reports is recorded, processed, summarized and reported within the time periods specified by the SEC, and that such information is accumulated and communicated to management, including the CEO and CFO, as appropriate to allow timely decisions regarding required disclosure.

FORM 10-Q FOR THE PERIOD ENDED OCTOBER 31, 2008

General

17.	Please address the above comments in your interim filings as well, as applicable.

Response:

We have and will address the above comments in our interim filings where appropriate as indicated in our responses above.

DEFINITIVE PROXY STATEMENT FILED OCTOBER 31, 2008

Proposals, page 6

1. Election of Directors, page 6

18.
We note from your executive officer disclosure on page 20 that the chairman of your board Richard M. Jaffee is the father of your chief executive officer Daniel S. Jaffee and the father-in-law of your vice president Thomas F. Cofsky.  Please provide the family relationship disclosure required by Item 401(d) of Regulation S-K for each person covered by the item, including, if applicable, the chairman of your board.

Response:

In future definitive proxy statements in which Richard M. Jaffee is a nominee for director, we will include at the end of his biography a statement to the following effect:

Mr. Jaffee is the father of Daniel S. Jaffee, who is a director and our President and Chief Executive Officer and who is also a nominee for director.  Mr. Jaffee is also the father-in-law of Thomas F. Cofsky, one of our executive officers.

In future definitive proxy statements in which Daniel S. Jaffee is a nominee for director, we will include at the end of his biography a statement to the following effect:

Mr. Jaffee is the son of Richard M. Jaffee, who is Chairman of our Board of Directors and who is also a nominee for director.  Mr. Jaffee is also the brother-in-law of Thomas F. Cofsky, one of our executive officers.

Compensation of Directors, page 15

19.	Please disclose all of the material terms of the consulting agreement between you and Richard M. Jaffee. Please refer to Item 402(k)(3) of Regulation S-K.

Response:

We will revise our disclosure in applicable future filings in response to the comment.  While we believe all of the material terms of Mr. Jaffee’s consulting agreement were disclosed in footnote 4 to the Compensation of Directors table on page 16 of our 2008 definitive proxy statement, in future definitive proxy statements we will introduce the table with appropriate narrative for arrangements pursuant to which compensation was paid as contemplated by Item 402(k)(3) of Regulation S-K.  For illustrative purposes, we plan to add narrative disclosure similar to the following immediately preceding the Compensation of Directors table in our 2009 proxy statement:

The compensation earned by or paid to our directors during fiscal 2009 is summarized in the following table.  The cash compensation received by our non-employee directors, other than Richard M. Jaffee (whose consulting agreement is described in the following paragraph), consists of an annual retainer of $15,000 and a $2,500 fee for each Board or committee meeting attended in person ($1,500 for attendance by phone).  In addition, Mr. Cole received a $10,000 retainer as chairman of the Audit Committee and Mr. Selig received a $5,000 retainer as chairman of the Compensation Committee.

We have a consulting agreement with Richard M. Jaffee, Chairman of our Board of Directors, that was originally entered into in October 1989 and has since been amended three times.  The agreement expires on January 31, 2011, but will automatically renew for additional one-year periods unless either party gives the other at least 90 days’ prior written notice of termination.  Under the terms of the agreement, Mr. Jaffee performs all assignments given him from time to time by our Board of Directors or our President and Chief Executive Officer.  He receives an annual consulting fee of $185,000; he does not receive a retainer or any meeting fees as a director.  We also provide him with an office and administrative support.  In addition, we cover Mr. Jaffee and his spouse under our medical plan at no cost to them, each for their lifetime.  This coverage is secondary to the coverage provided to them by Medicare.  Because we have a self-insured medical plan, our cost for this coverage is the amount of any actual medical claims we pay.  We also pay Mr. Jaffee a monthly annuity of $3,810 ($45,720 annually) that he earned during an earlier five years (2001 to 2006) of his consulting agreement.

These two paragraphs will largely replace disclosure that appeared in footnotes 1 and 4 to the 2008 Compensation of Directors table.

Executive Compensation, page 21

Compensation Discussion and Analysis, page 21

Compensation Policy, page 21

20.
We note the process by which you set base salaries and total cash compensation for your named executive officers targets particular percentiles based on surveys published by consulting firms.  This process appears to constitute benchmarking for purposes of item 420(b)(2)(xiv) of Regulation S-K.  If you engage in benchmarking, please identify the benchmark and, if applicable, its components, including component companies, which should be identified by name.  Please see Item 402(b)(2)(xiv) of Regulation S-K and Question 118.05 of the Compliance and Disclosure Interpretations of the staff of the Division of Corporation Finance concerning Item 402 of Regulation S-K, which can be found on our website (www.sec.gov).

Response:

The surveys we reviewed provided broad-based, anonymous compensation data for a vast range of positions.  We reviewed these surveys to obtain a general understanding of current compensation practices for specific positions, which we believe is not benchmarking under the Staff’s guidance in Question 118.05.  We do not target our executive officers’ compensation at a certain level or percentage based upon other companies’ compensation arrangements; the median and percentile references in our 2008 proxy statement were our own approximations based on the data we reviewed.  We will revise our disclosure in the future to explain that we review broad-based, third party survey data to obtain a general understanding of current compensation practices for specific positions and to clarify that we do not engage in benchmarking.  If, in the future, we engage in benchmarking as that term is defined in the Staff’s guidance, we will disclose the required information.

Base Salary, page 22

21.
We note that Mr. Peterson received a base salary increase that exceeded the range of increases received by your other named executive officers on both a percentage basis and an absolute basis.  This suggests that the policies or decisions applicable to Mr. Peterson might be materially different from the policies or decisions applicable to your other named executive officers.  Please address the reasons for any different treatment among your named executive officers in your compensation discussion and analysis disclosure.

Response:

Mr. Peterson’s salary increase was not based on policies or decisions that are materially different from those applicable to our other named executive officers.  We described our general salary increase policy in the last paragraph on page 22 of our 2008 definitive proxy statement.  In that paragraph we noted individual performance and significant changes in responsibilities as two salary increase factors.  In the table at the top of page 23, we described the salary increases received by the named executive officers other than Mr. Peterson as “Merit” increases, intending to convey that their increases were based on their individual performance during the previous year.  In describing Mr. Peterson’s increase as “Merit & Market,” we intended to convey that his increase was based on both his individual performance during the previous year as well increased responsibilities assigned to him (specifically, direct supervisory responsibility for our Business to Business Products Group) that, based on a general market assessment, warranted additional increased salary.

As requested, in the compensation discussion and analysis disclosure in future definitive proxy statements, we will more clearly explain salary increases that result from a combination of factors and will specifically address any significant variations among the salary increase percentages received by our named executive officers.

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In connection with this response, we acknowledge the following:

•	We are responsible for the adequacy and accuracy of the disclosure in our filings;

•	Staff comments or changes to disclosure in response to Staff comments in our filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to these filings; and

•	We may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your prompt attention to this letter responding to the Staff’s comments.  If you would like additional information, please contact the undersigned at (312) 706-3209.

Sincerely,

/s/ Andrew N. Peterson

Andrew N. Peterson
Vice President and Chief Financial Officer